NAME OF REGISTRANT:
Franklin Strategic Series
File No. 811-6243

EXHIBIT - Item 77M: Mergers


Pursuant to an Agreement and Plan of Reorganization between the Registrant, on behalf of its series Franklin Strategic Income Fund ("Strategic Income Fund"), and Franklin Managed Trust ("Managed Trust"), on behalf of its series Franklin Investment Grade Income Fund ("Investment Grade Fund"), the Strategic Income Fund acquired all of the assets Investment Grade Fund on August 12, 1999, in exchange solely for shares of common stock of the Strategic Income Fund and the distribution, pursuant to the Agreement and Plan of Reorganization, of the Strategic Income Fund's shares of beneficial interest to the shareholders Investment Grade Fund. wpdoc2\nsar\1999\194-77m - 1999.doc
11/16/99